Exhibit 99.5

DR JOHN MCADAM, CHIEF EXECUTIVE

Last year I said that there were two imperatives for ICI. A strategic imperative – pursuing a viable strategy that would create shareholding value for the long term, and an operational imperative – driving short to medium-term improvement from the business by increasing sales growth, improving margins, and, in particular, reducing the cost and capital used to run the business.

At the heart of our strategy is the vision that ICI can become the leader in formulation science, based on outstanding knowledge of our customers’ needs and the application of leading edge technology.

Underpinning the strategy is a conviction that ICI can become a more successful company, and that substantial bottom line improvements can be generated by doing three things differently.

Firstly allocating our resources more selectively to achieve profitable growth. Secondly, focusing more consistently on cost and capital efficiency across the business. Thirdly, enhancing our operational performance by executing our plans more effectively.

I believe that we made good progress last year, but I would be the first to acknowledge that we have had a favourable external trading environment. Nevertheless, clear focus within the businesses on profitable sales growth and on cost and capital effectiveness resulted in our meeting the strategic plan financial targets, including:

•	improving trading margins from 7.4% to 8.6%; and

•	raising our return on capital employed by 1.8%

and as a result:

•	increasing profit before tax, exceptional items and goodwill amortisation by 16%; and

•	reducing net debt to below £1 billion for the first time since 1996.

We also achieved some significant milestones in reshaping our portfolio: -

The sale of the Quest food ingredients business was completed in April last year; an important step in enabling Quest to focus on its core activities in flavours and fragrances.
In December, in line with our focus on activities with the greatest potential for profitable growth, we announced the sale of the Vinamul Polymers business, which was sold for £111 million. This deal was completed in February this year.

We also continued to address our legacy issues and 2004 saw the end of our involvement in the chloralkali business following an agreement with Ineos Chlor in October.

Let me now give you a brief summary on the progress we made against our four strategic plan targets.

Firstly we said that we should expect ICI’s sales growth to tend towards the growth in real GDP given the strength of the market positions we have and the nature of the markets we serve. But we do have businesses which are capable of growth well ahead of this if we allocate resources to support them, and execute our sales plans effectively.

And that’s what we did in 2004. Research & Development spend in our chemicals businesses, and marketing spend in Paints, were targeted more selectively in support of the businesses in the “grow aggressively” segment of our strategic matrix. The result was an increase in comparable costs below gross margin for the “grow aggressively” businesses of some 6% – three times the average. But comparable sales grew by 11% – well above the Group average. And not only grew, but increased profitability. Trading margins for these businesses expanded by 2.2 percentage points, well above the Group average.

As the Chairman has said, the geographic region most represented in our grow aggressively segment is Asia. Here again, progress against our strategic objectives was good. Comparable sales growth for the International businesses was 14%. National Starch grew by 12%, notwithstanding National’s substantial position in Japan where growth rates are lower than the developing economies in the rest of the region. The Decorative Paints business grew by 26%, benefiting from the higher levels of investment we’ve made in marketing in Asia, which totalled around 10% of sales.

As a consequence, Asia Pacific sales in 2004 rose to 24% of the Group total.

Overall, comparable Group sales were up by 7%, well ahead of the growth in real GDP, and investments have been made in people, marketing and, where necessary, fixed capital which provides support for future growth.

Our second strategic target is trading margins.
Our strategic target is aimed at improving trading margins by on average half a percentage point per annum. As we have said, in some years we will do better, others worse, but on average our target is half a percentage point.
In addition to sales growth, a more consistent focus on cost effectiveness is critical to hitting this target. Central to our efforts to improve cost effectiveness is the restructuring programme, although there are many other activities in train.

The restructuring programme remains on plan overall, and is delivering structural change for ICI which should provide long-term benefit. In 2004 the ongoing value of savings achieved reached £72 m, an increase of £62m over 2003 and well on our way to our target of more than £120m by the end of 2006.

The benefit of this programme is well illustrated by the progress within the Starch division of National. In order to improve the product mix and reduce overall costs, capacity at our largest starch facility in Indianapolis was expanded, customer re-approvals obtained, and two factories in the UK and Canada closed. Finally, to address the growing demand for specialty starches in Asia, and particularly in China, we commissioned a new Chinese starch facility, which was opened in October last year, as the Chairman mentioned.

As a result, the Starch business is now in fundamentally better shape to serve its markets cost-effectively. The full benefit of the cost savings will, of course, only be in the numbers this year, but in 2004 the savings already achieved, underpinned an improvement in trading margins for the Starch business of some 1.5 percentage points.

Group overall trading margins improved by 1.2 percentage points to 8.6%, well ahead of our average target, albeit, to repeat myself, in a favourable external environment.

And importantly, trading margins improved in all segments of the strategic matrix. As I illustrated, this has largely been the result of leveraging strong top-line growth in the “grow aggressively” businesses, whereas in the “maintain selectively” businesses, such as Uniqema, it’s been very much the result of a determined programme of improving cost effectiveness.

Our third strategic plan target is to improve return on capital employed. The specific target here is to improve margins by, on average, one percentage point per annum, from 2003 to 2007.

Working capital efficiency improved substantially this year, and we made more progress than we expected.

Average working capital as a percentage of sales for the International Businesses improved by 2 percentage points in 2004 compared with 2003. Performance was better for each of the businesses, with both Quest and Uniqema making notable progress.

Capital expenditure was marginally below depreciation for the year. Once again, however, when it’s broken down in accordance with the strategic matrix, spend was above depreciation in both the “grow” quadrants, and about two thirds of depreciation for the “maintain selectively” businesses.

With better working capital efficiency, capital expenditure marginally below depreciation, and the improvement in Group profitability, return on capital employed increased from 5.8% for 2003 to 7.6% for 2004.

Our final target was to deliver positive cash flow before acquisitions and divestments on a sustainable basis from 2005 onwards. This has been achieved a year earlier than planned. Improved profits, excellent control of working capital, and a further reduction in legacy spend as a result of the exit from Ineos Chlor all contributed.

There are many clear examples of performance improvement within ICI, but, as the Chairman said, one of the most important changes taking place relates to people and culture. This is at the heart of our intent to increase our effectiveness in executing our strategic plans.

During 2004, the capability of our top people has been independently assessed, and, where necessary, we’ve made changes. Over the past 18 months we have promoted some of our most talented people to the top positions and recruited some top talent from outside the company as well.

We’ve stepped up our training efforts in targeted skill areas in order to address key capability gaps, particularly in the supply chain and marketing functions.

And we’re now in the process of launching a new performance management system across the business, one which offers rewards for real success, and increased sanction for failure.

Changing the culture of a business takes time, but it is, in my opinion, the most important challenge we have.

2004 has been a year of strategic and operational progress for ICI. Although, as we said, we should expect ICI’s sales growth to tend towards the growth in real GDP, we do have businesses which are capable of growth well ahead of this if we allocate resources to support them, and execute our sales plans effectively. And that’s what we did in 2004.

What has the beginning of 2005 been like?

You will have seen that we published the first quarter results earlier this month, and there is nothing new or different that I would want to add to what we have already said.

Top-line growth was obviously strong in Q1 overall, albeit slightly flattered by additional trading days in National Starch, Quest and Uniqema.

Performance continued to reflect our more differentiated approach to resource allocation. Comparable sales for the “grow aggressively” businesses were up by 11%, in line with performance in 2004.

In Asia, comparable sales for the International Businesses were up by 17%. And if the Regional & Industrial businesses are included, comparable sales in the region were up by an excellent 22%.

Our restructuring programmes remain on track overall. Savings from the programme reached a cumulative total of £84m in Q1, with about 1,725 people having left the business by the end of the quarter.

With strong sales growth and a very limited rise in expenses, Group trading margins were up by half a percentage point in comparison with Q1 last year, despite a rapid rise in raw material costs.

Overall in Q1, market demand was reasonable. Asia and Latin America were very strong, with no obvious signs of change as we went through the quarter. North American demand was also generally good, with the one real exception being the US retail paint market, where a number of our competitors seem also to have experienced some weakness. That said, our US stores sales were encouraging, and the overall paint market therefore looked OK.

Across ICI, European demand was much less buoyant, however, and weakened as the quarter progressed. Whilst it’s dangerous to read too much into quarter 1 for paints, given that it’s such a seasonally slow quarter, market data and customer reports suggest that the UK and French retail markets were down. But we are unsure whether this represents a trend or is just a temporary blip.

As we’ve said, our visibility on forward demand is very limited, and it’s therefore difficult for us to call which way markets are going. At the risk of stating the obvious, if demand deteriorates from here, it’s going to get tougher for us.

That said, in those areas where we have a degree of control, such as pricing, restructuring and cost management, we’re making good progress. And provided conditions for the balance of the year remain similar on average to those that prevailed through Q1, we expect to make satisfactory progress in 2005.

So, in conclusion I believe we have made reasonable progress towards delivery of value to ICI shareholders, and we remain fully committed and determined to achieve our strategic and financial targets and to overcome the challenges we will meet.

Thank you